EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
DISCOVERED PRESENCE OF LIGHT OIL/HYDROCARBONS OFFSHORE COTE D’IVOIRE
CALGARY, ALBERTA – APRIL 17, 2014 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) is pleased to announce that the Saphir-1XB well has encountered an accumulation of light oil in the deepwater frontier exploration play in Block CI-514 offshore Cote d’Ivoire.

The well was drilled by a semi-submersible rig in a water depth of 2,300 meters and reached a total depth of 4,655 meters. The well encountered a series of thick sands of approximately 350 meters, containing a hydrocarbon column of approximately 40 meters of light oil with 34 degree API gravity.

The well was plugged and the data gathered will now be evaluated to determine the extent of the accumulation and the forward plan for appraisal.

Vice President of Exploration for Canadian Natural’s International division, David Bell, said “Saphir-1XB is an important discovery in a frontier part of deepwater offshore Cote d’Ivoire and has demonstrated a working petroleum system.”

Block CI-514 is operated by Total Exploration and Production, with a 54% working interest, along with CNR International at 36% and PETROCI at 10%.

Canadian Natural, through its subsidiary, CNR International, is currently the major producer of hydrocarbons in Cote d’Ivoire, with operated assets at the Espoir Field and deepwater Baobab Field. Canadian Natural is embarking on a 10 well development drilling program of the Espoir Field, targeted to commence in the second half of 2014 and a 6 well phase of development at the Baobab Field, targeted to commence in late 2014 or early 2015.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com